UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

SEC FILE NUMBER
8-48942

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/00 (MM/DD/YY) AND ENDING 5/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paychex Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

72 Perinton Parkway
(No. and Street)

Fairport (City) New York (State) 14450 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul F. Davidson 716-425-9020 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name — *if individual, state last, first, middle name*)

1400 Key Tower, 50 Fountain Plaza, Buffalo, New York 14202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Paul F. Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paychex Securities Corporation, as of 8/1, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Tina L. Rivellino
Notary Public, State of New York
Registration #01RI6040889
Qualified In Wayne County
My Commission Expires May 1, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FINANCIAL STATEMENTS

Paychex Securities Corporation

Year ended May 31, 2001 with Report of Independent Auditors

0107-0205293

Paychex Securities Corporation

Financial Statements

Year ended May 31, 2001
with Report of Independent Auditors

Contents



Ernst & Young LLP
1400 Key Tower
50 Fountain Plaza
Buffalo, New York 14202

Phone: (716) 843-5000
www.ey.com

Report of Independent Auditors

Board of Directors and Stockholder
Paychex Securities Corporation

We have audited the accompanying balance sheet of Paychex Securities Corporation as of May 31, 2001 and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paychex Securities Corporation at May 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

June 23, 2001

Paychex Securities Corporation

Balance Sheet

For the year ended May 31, 2001

Assets:		
Cash	$	7,051,569
Service fee receivable, net of $79,625 reserve		1,806,606
Deferred income taxes		29,278
Investments - Long Term		3,300
Total assets	$	8,890,753
Liabilities:		
Dividend payable to Paychex Inc.	$	1,000,000
Accrued income taxes		2,724,696
Total liabilities		3,724,696
Stockholder's equity:		
Common stock, no par value - authorized 200 shares; ten shares outstanding at May 31, 2001		120,000
Retained earnings		5,046,057
Total stockholder's equity		5,166,057
Total liabilities and stockholder's equity	$	8,890,753

See accompanying notes.

Paychex Securities Corporation

Statement of Income

For the year ended May 31, 2001

Revenue:	
Service fee revenue	$ 7,494,078
Investment revenue	100,160
Total revenue	7,594,238
Income tax expense	2,723,410
Total expenses	2,723,410
Net income	$ 4,870,828

See accompanying notes.

Paychex Securities Corporation

Statement of Cash Flows

For the year ended May 31, 2001

Operating activities:	
Net income	$ **4,870,828**
Adjustments to reconcile net income to net cash provided by operating activities:	
Provision for deferred income taxes	**(1,286)**
Provision for loss receivables	**3,185**
Changes in operating assets and liabilities:	
Increase in service fee receivable	**(526,051)**
Increase in accrued income taxes	**840,863**
Net cash provided by operating activities	**5,187,539**
Financing activities:	
Dividend to parent company	**(2,000,000)**
Net cash used in financing activities	**2,000,000**
Increase in cash	**3,187,539**
Cash at beginning of year	**3,864,030**
Cash at end of year	$ **7,051,569**

See accompanying notes.

Paychex Securities Corporation

Statement of Stockholder's Equity

For the year ended May 31, 2001

	Common Stock		Retained	
	Shares	Amount	earnings	Total
Balance at May 31, 2000	10	$ 120,000	$ 3,175,229	$ 3,295,229
Net income	-	-	**4,870,828**	**4,870,828**
Dividend to parent company	-	-	**(3,000,000)**	**(3,000,000)**
Balance at May 31, 2001	**10**	**$ 120,000**	**$ 5,046,057**	**$ 5,166,057**

See accompanying notes.

Paychex Securities Corporation

Notes to Financial Statements

May 31, 2001

Note 1 - Organization

Paychex Securities Corporation ("Company") is a wholly owned subsidiary of Paychex, Inc. The Company was incorporated in the state of New York on July 17, 1995. The Company has been approved by the Securities and Exchange Commission to transact business as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 in conjunction with the 401(k) plan administration activities of Paychex, Inc. Such activities have been registered with the National Association of Securities Dealers and various state securities agencies.

All expenses of the Company except income tax expense, are incurred by Paychex, Inc. on the Company's behalf. As a result, these expenses are not reflected in the Company's financial statements for the year ended May 31, 2001.

Note 2 - Significant Accounting Policies

Customer security transactions: Customer security transactions are recorded on a settlement date basis. There is no commission income recorded on these transactions.

Income taxes: The Company accounts for deferred taxes by recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Revenue recognition: Revenue includes those amounts billed to money managers for administrative services provided and is recorded in the period in which service occurs.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses during the reporting period. Actual amounts and results could differ from those estimated.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1) and is required to maintain minimum net capital, as defined, equal to $250,000. At May 31, 2001, the Company had net capital of $3,326,873, which was $3,076,873 in excess of its required capital.

Note 4 - Income Taxes

At May 31, 2001, the Company has recorded a deferred tax asset of $29,278 attributable to its reserve for loss on service fee receivable.

Income tax expense consists of the following for the year ended May 31, 2001:

Current:	
Federal	$ 2,623,774
State	100,922
Total	2,724,696
Deferred:	
Federal	(1,024)
State	(262)
Total	(1,286)
	$ 2,723,410

Below is an analysis reconciling the statutory federal income tax rate to the effective tax rates shown in the statement of income for fiscal year ended 2001.

Federal statutory rate	35.0%
Increase resulting from:	
State income taxes, net of federal benefit	0.9
Effective tax rate	35.9%

The Company files a consolidated federal return with it's parent company, Paychex, Inc., and a combined return with Paychex, Inc., for state purposes. In accordance with Statement of Accounting Standards No. 109, "Accounting for Income Taxes," currently payable and deferred taxes are determined based upon the Company's allocated share of taxable income or loss of the consolidated group determined on a separate return basis.



Supplemental Schedule

Paychex Securities Corporation

Schedule 1 - Net Capital Calculation

May 31, 2001

Net capital		
Total consolidated stockholder's equity	$	5,166,057
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		5,166,057
Non-allowable assets:		
Unsecured receivable		1,806,606
Deferred income taxes		29,278
Long-term investments		3,300
		1,839,184
Net capital	$	3,326,873
Aggregate indebtedness		
Dividend Payable to Paychex Inc.	$	1,000,000
Total aggregate indebtedness	$	1,000,000
Computation of basic net capital requirement		
Minimum net capital required	$	250,000
Excess net capital at 1500%	$	3,076,873
Excess net capital at 1000%	$	3,326,873
Ratio: Aggregate indebtedness to net capital		30.06%
Reconciliation to FOCUS IIA		
Net capital as reported in the Company's FOCUS report	$	3,326,873
Adjustments		-
Net capital per above	$	3,326,873